UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

Table of Contents

Page
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2018 and 2017	3

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2018 and 2017	4

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017	5

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the Six Months Ended June 30, 2018 and the Year Ended December 31, 2017	6

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2017	7

Notes to Unaudited Condensed Consolidated Financial Statements	8

Management’s Discussion and Analysis of Financial Condition and Results of Operations	28

Forward-Looking Statements	45

Exhibits	47

Signature	48

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 26, 2017.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2018 and 2017

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating revenues: (Notes 3 and 12)
Time charter and bareboat revenues	$69,221	$51,537	$136,608	$95,284
Loss of hire insurance recoveries	450	2,276	450	3,426
Other income	94	593	750	687

Total revenues	69,765	54,406	137,808	99,397

Operating expenses: (Note 12)
Vessel operating expenses	13,974	9,427	27,221	19,709
Depreciation	22,332	17,372	43,906	33,125
General and administrative expenses	1,350	1,493	2,695	2,962

Total operating expenses	37,656	28,292	73,822	55,796

Operating income	32,109	26,114	63,986	43,601

Finance income (expense): (Note 12):
Interest income	161	44	296	80
Interest expense (Note 5)	(12,526)	(7,252)	(23,119)	(13,466)
Other finance expense (Note 5)	(288)	(328)	(626)	(630)
Realized and unrealized gain (loss) on derivative instruments (Note 6)	1,968	(1,536)	11,944	(1,017)
Net gain (loss) on foreign currency transactions	260	(124)	(70)	(218)

Total finance expense	(10,425)	(9,196)	(11,575)	(15,251)

Income before income taxes	21,684	16,918	52,411	28,350
Income tax benefit (Note 8)	(3)	(3)	(6)	(6)

Net income	$21,681	$16,915	$52,405	$28,344

Series A Preferred unitholders’ interest in net income	$1,800	$1,009	$3,600	$1,653
General Partner’s interest in net income	367	294	901	493
Limited Partners’ interest in net income	19,514	15,613	47,904	26,198
Earnings per unit (Basic): (Note 14)
Common unit (basic)	$0.597	$0.526	$1.465	$0.886
General Partner unit (basic)	$0.597	$0.526	$1.465	$0.882
Earnings per unit (Diluted): (Note 14)
Common unit (diluted)	$0.585	$0.522	$1.415	$0.886
General Partner unit (diluted)	$0.597	$0.526	$1.465	$0.882

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2018 and 2017

(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income	$21,681	$16,915	$52,405	$28,344
Other comprehensive income, net of tax	—	—	—	—

Comprehensive income	$21,681	$16,915	$52,405	$28,344

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2018, and December 31, 2017

(U.S. Dollars in thousands)

	At June 30, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents (Note 7)	$45,085	$46,104
Amounts due from related parties (Note 12)	1,381	571
Inventories	2,495	2,241
Derivative assets (Notes 6 and 7)	3,875	1,579
Other current assets	2,199	5,610

Total current assets	55,035	56,105

Long-term assets:
Vessels, net of accumulated depreciation (Note 9)	1,803,204	1,723,023
Intangible assets, net (Note 10)	2,195	2,497
Derivative assets (Notes 6 and 7)	19,765	9,850
Accrued income	2,577	1,693

Total long term assets	1,827,741	1,737,063

Total assets	$1,882,776	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 12)	$4,866	$5,224
Accrued expenses	6,860	6,504
Current portion of long-term debt (Notes 7 and 11)	80,206	92,985
Current portion of derivative liabilities (Notes 6 and 7)	261	978
Income taxes payable	18	175
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	9,686	9,980
Amount due to related parties (Note 12)	1,766	5,450

Total current liabilities	105,181	122,814

Long-term liabilities:
Long-term debt (Notes 7 and 11)	1,029,053	933,630
Derivative liabilities (Notes 6 and 7)	—	164
Contract liabilities	5,963	6,722
Deferred tax liabilities (Note 8)	632	624

Total long-term liabilities	1,035,648	941,140

Total liabilities	1,140,829	1,063,954

Commitments and contingencies (Note 13)
Series A Convertible Preferred Units (Notes 16 and 17)	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	640,969	628,471
General partner interest	11,714	11,479

Total partners’ capital	652,683	639,950

Total liabilities and equity	$1,882,776	$1,793,168

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated

Statements of Changes in Partners’ Capital

for the Year Ended December 31, 2017 and

the Six Months Ended June 30, 2018

(U.S. Dollars in thousands)

	Partners’ Capital		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	General Partner Units
Consolidated balance at December 31, 2016	$511,413	$10,297	$—	$521,710	$—
Net income	61,651	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—
Cash distributions	(64,307)	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	1,232		120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264

Net income	47,904	901	—	48,805	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Net proceeds from issuance of common units	(4)	—	—	(4)	—

Consolidated balance at June 30, 2018	$640,969	$11,714	$—	$652,683	$89,264

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2018 and 2017

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017
OPERATING ACTIVITIES
Net income	$52,405	$28,344
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	43,906	33,125
Amortization of contract intangibles / liabilities	(456)	(632)
Amortization of deferred revenue	(743)	(743)
Amortization of deferred debt issuance cost	1,271	755
Drydocking expenditure	(3,803)	(3,800)
Income tax expense	6	6
Income taxes paid	(172)	(182)
Unrealized (gain) loss on derivative instruments	(11,253)	(757)
Unrealized (gain) loss on foreign currency transactions	(44)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(290)	38,590
Decrease (increase) in inventories	4	(216)
Decrease (increase) in other current assets	3,516	(1,914)
Decrease (increase) in accrued revenue	(884)	(300)
Increase (decrease) in trade accounts payable	(1,222)	71
Increase (decrease) in accrued expenses	(656)	826
Increase (decrease) prepaid revenue	449	360
Increase (decrease) in amounts due to related parties	(3,800)	4,490

Net cash provided by operating activities	78,234	98,021

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(10)	(180)
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)
Acquisition of Vigdis Knutsen (net of cash acquired)	—	(28,321)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—

Net cash provided by (used in) investing activities	(15,386)	(60,875)

FINANCING ACTIVITIES
Proceeds from long-term debt	145,500	130,000
Repayment of long-term debt	(146,002)	(167,460)
Repayment of long-term debt from related parties	(22,535)	(70,663)
Payment of debt issuance cost	(1,114)	(1,140)
Cash distribution	(39,668)	(33,403)
Net proceeds from issuance of common units	(4)	54,879
Net proceeds from sale of Convertible Preferred Units	—	87,443

Net cash provided by (used in) financing activities	(63,823)	(344)

Effect of exchange rate changes on cash	(45)	35
Net increase in cash and cash equivalents	(1,019)	36,837
Cash and cash equivalents at the beginning of the period	46,104	27,664

Cash and cash equivalents at the end of the period	$45,085	$64,501

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of common units (the “IPO”), which was completed in April 2013.

As of June 30, 2018, the Partnership had a fleet of sixteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels.” The Vessels operate under fixed charter contracts to charterers.

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. The Partnership’s charters include options, exercisable by the customer, to extend the charter’s initial term. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters for the Windsor Knutsen and the Bodil Knutsen for five years from the closing of the Partnership’s IPO (until April 15, 2018). The time charter for the Windsor Knutsen expires in 2019 and the charterer has four one-year extension options. The time charter for the Bodil Knutsen expires in 2019 and contains customer options for extension through 2024. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2023 and contains customer options for extension through 2026. The time charter for the Hilda Knutsen expires in 2022 and contains customer options for extension through 2025. The time charter for the Torill Knutsen expires in November 2018 and contains customer options for extension through 2023. The Dan Cisne and the Dan Sabia are under bareboat charter contracts that expire in 2023 and 2024, respectively. The time charter for the Ingrid Knutsen expires in 2024 and contains customer options for extension through 2029. The time charter for the Raquel Knutsen expires in 2025 and contains customer options for extension through 2030. The time charter for the Tordis Knutsen expires in 2022 and contains customer options for extension through 2032. The time charter for the Vigdis Knutsen expires in 2022 and contains customer options for extension through 2032. The time charter for the Lena Knutsen expires in 2022 and contains customer options for extension through 2032. The time charter for the Brasil Knutsen expires in 2022 and contains customer options for extension through 2028. The time charter for the Anna Knutsen expires in 2022 and contains customer options for extension through 2028.

Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership accounts for acquisitions of businesses and assets under the purchase method of accounting and not as transfers of equity interests between entities under common control. All acquisitions have been consolidated into the Partnership’s results as of the date of acquisition.

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 30 AS, the company that owns the Anna Knutsen, from KNOT. The acquisition of the Anna Knutsen was accounted for as an acquisition of an asset. As a result, the Partnership has recorded the results of operations of the Anna Knutsen in its consolidated statement of operations from March 1, 2018.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2017, which are included in the Partnership’s Annual Report on Form 20-F (the “2017 20-F”).

(b) Significant Accounting Policies

Except as described below under (c) Recent Accounting Pronouncements - Adoption of new accounting standards”, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2017, as contained in the Partnership’s 2017 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business. The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership implemented this guidance on January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. Based on the new guidance, the acquisition of the Anna Knutsen is determined to be an asset acquisition as the assessment is that substantially all the fair value of the gross assets acquired is considered concentrated in a single identifiable asset or group of similar assets. See Note 1—Description of Business.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. The Partnership adopted this guidance on January 1, 2018. The adoption of this standard did not have any impact on the Partnership’s Consolidated Statement of Cash Flows or related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The Partnership adopted this guidance on January 1, 2018. The adoption of this standard did not have any impact on the Partnership’s Consolidated Statement of Cash Flows or related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), as subsequently updated by the FASB, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. This update creates a five-step model and requires a company to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligation in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. Under the new standard, additional qualitative and quantitative disclosures are required. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership made an assessment on the various implementation aspects of ASU 2014-09 and its amendments and concluded that the effect of the implementation of this new guidance will cause no material cumulative effect to the Partnership’s future or historical financial position, results of operations or cash flows. Effective January 1, 2018, the Partnership applied the standard of ASC 606 to new and existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect of initially applying the standard.

Accounting pronouncements to be adopted

In February 2016, the FASB issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements. Based upon preliminary assessments performed to date, the Partnership does not expect adoption of the standard to have material effects on the accounting for existing leases in the consolidated financial statements.

Any other accounting pronouncements yet to be adopted by the Partnership are consistent with those disclosed in the Partnership’s audited consolidated financial statements for the year ended December 31, 2017.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2018, the Partnership’s fleet consisted of sixteen vessels and operated under twelve time charters and four bareboat charters. As of June 30, 2017, the Partnership’s fleet consisted of thirteen vessels and operated under nine time charters and four bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentages of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2018 and 2017. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2018		2017		2018		2017
Eni Trading and Shipping S.p.A.	$11,555	17%	$11,345	22%	$22,936	17%	$22,905	24%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,248	16%	11,249	22%	22,378	16%	22,378	23%
Equinor ASA	5,850	8%	5,778	11%	11,582	8%	11,459	12%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,283	13%	7,094	14%	18,222	13%	14,396	15%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	20,399	29%	11,675	23%	40,572	30%	15,401	16%
Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil	4,448	6%	4,396	9%	8,847	6%	8,745	9%
Galp Sinopec Brasil Services B.V.	6,438	9%	—	0%	12,071	9%	—	0%

4) Insurance Proceeds

Raquel Knutsen

In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the three and six months ended June 30, 2017, the Partnership received payments for loss of hire insurance of $2.15 million and $2.9 million, respectively, which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, for the three and six months ended June 30, 2017, the Partnership recorded $2.17 million and $3.89 million, respectively, for recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. For the three and six months ended June 30, 2017, $0.1 million is classified under vessel operating expense along with the cost of the repairs.

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the vessel went to a different yard to complete the repair. Repairs were completed and the Carmen Knutsen was back on hire on January 1, 2018. The additional off-hire and technical costs are subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the three and six months ended June 30, 2018, the Partnership received payments for loss of hire insurance of $2.2 million, which is recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, for the three and six months ended June 30, 2018, the Partnership received payments for loss under its hull and machinery insurance of $1.5 million.

5) Other Finance Expenses

(a) Interest Expense

The following table presents a reconciliation of total interest cost and interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	2018	2017
Interest expense	$11,830	$6,846	$21,848	$12,711
Amortization of debt issuance cost and fair value of debt assumed	696	406	1,271	755

Total interest cost	$12,526	$7,252	$23,119	$13,466

(b) Other Finance Expense

The following table presents the other finance expense for three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	2018	2017
Bank fees, charges	$151	$119	$241	$191
Guarantee costs	140	158	282	318
Commitment fees	(3)	51	103	121

Total other finance expense	$288	$328	$626	$630

6) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than U.S. Dollars and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership’s has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2018, the Partnership had entered into various interest swap agreements for a total notional amount of $539.5 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.82%.

As of June 30, 2018 and December 31, 2017, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $539.5 million and $650.5 million, respectively. As of June 30, 2018 and December 31, 2017, the carrying amount of the interest rate swaps contracts were net assets of $23.5 million and $9.7 million, respectively. See Note 7—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in Norwegian Kroner (“NOK”), expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2018 and December 31, 2017, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 202.1 million and NOK 249.9 million, respectively. As of June 30, 2018 and December 31, 2017, the carrying amount of the Partnership’s foreign exchange forward contracts was a net liability of $0.1 million and a net asset of $0.6 million, respectively. See Note 7—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	2018	2017
Realized gain (loss):
Interest rate swap contracts	$57	$(938)	$(247)	$(1,607)
Foreign exchange forward contracts	134	(97)	1,239	(166)

Total realized gain (loss):	191	(1,035)	992	(1,773)

Unrealized gain (loss):
Interest rate swap contracts	2,995	(1,334)	11,942	(275)
Foreign exchange forward contracts	(1,218)	833	(990)	1,031

Total unrealized gain (loss):	1,777	(501)	10,952	756

Total realized and unrealized gain (loss) on derivative instruments:	$1,968	$(1,536)	$11,944	$(1,017)

7) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2018 and December 31, 2017. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2018		December 31, 2017
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$45,085	$45,085	$46,104	$46,104
Current derivative assets:
Interest rate swap contracts	3,693	3,693	950	950
Foreign exchange forward contracts	182	182	629	629
Non-current derivative assets:
Interest rate swap contracts	19,765	19,765	9,850	9,850
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3	3	961	961
Foreign exchange forward contracts	258	258	17	17
Non-current derivative liabilities:
Interest rate swap contracts	—	—	164	164
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,117,045	1,115,285	1,033,330	1,032,484

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $7.8 million and $6.7 million as of June 30, 2018 and December 31, 2017, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2018 and December 31, 2017 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2018 and December 31, 2017 there is no restricted cash.

•

Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap

•

Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•

Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2018 and December 31, 2017:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value June 30, 2018	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$45,085	$45,085	$—	$—
Current derivative assets:
Interest rate swap contracts	3,693	—	3,693	—
Foreign exchange forward contracts	182	—	182	—
Non-current derivative assets:
Interest rate swap contracts	19,765	—	19,765	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3	—	3	—
Foreign exchange forward contracts	258	—	258	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,117,045	—	1,115,285	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2017	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$46,104	$46,104	$—	$—
Current derivative assets:
Interest rate swap contracts	950	—	950	—
Foreign exchange forward contracts	629	—	629	—
Non-current derivative assets:
Interest rate swap contracts	9,850	—	9,850	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	961	—	961	—
Foreign exchange forward contracts	17	—	17	—
Non-current derivative liabilities:
Interest rate swap contracts	164	—	164	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,033,330	—	1,032,484	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2018 and December 31, 2017.

8) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization was a one-time entrance tax into the tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated financial statements.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate by the declining balance of the gain, which will decline by 20% each year. The amount payable will be affected by the change in tax rate which was reduced to 23% in 2018 from 24% in 2017, from 25% in 2016, from 27% in 2014 and from 28% in 2013 and the fluctuation in currency rates. Approximately $0.2 of the entrance tax was paid during the first quarter of 2018 and 2017. As of June 30, 2018 and December 31, 2017, UK income tax is presented as income taxes payable, while $0.6 million is presented as non-current deferred taxes payable.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2018 and 2017 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	2018	2017
Income before income taxes	$21,684	$16,918	$52,411	$28,350
Income tax (expense)	(3)	(3)	(6)	(6)

Effective tax rate	$0%	$0%	$0%	$0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of June 30, 2018 and December 31, 2017 there are no deferred tax assets recognized.

9) Vessels and Equipment

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2016	$1,468,913	$(212,024)	$1,256,889
Additions	522,369	—	522,369
Drydock costs	15,348	—	15,348
Disposals	(3,289)	3,289	—
Depreciation for the year	—	(71,583)	(71,583)

Vessels, December 31, 2017	$2,003,341	$(280,318)	$1,723,023

Additions	117,955	—	117,955
Drydock costs	6,132	—	6,132
Disposals	(260)	260	—
Depreciation for the period	—	(43,906)	(43,906)

Vessels, June 30, 2018	$2,127,168	$(323,964)	$1,803,204

As of June 30, 2018 and December 2017, Vessels with a book value of $1,803 million and $1,723 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 11—Long-term debt.

10) Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2016	$—	$—	$—
Additions	1,468	1,458	2,926
Amortization for the year	(253)	(176)	(429)

Intangibles, December 31, 2017	$1,215	$1,282	$2,497

Additions	—	—	—
Amortization for the period	(152)	(150)	(302)

Intangibles, June 30, 2018	$1,063	$1,132	$2,195

The intangible for the above market value of time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date. Also see Note 15 –Acquisitions.

11) Long-Term Debt

As of June 30, 2018 and December 31, 2017, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2018	December 31, 2017
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$157,142	$165,000
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	22,000	—
Fortaleza and Recife loan facility	Fortaleza Knutsen & Recife Knutsen	105,000	109,375
Hilda loan facility	Hilda Knutsen	93,846	96,923
$117 million loan facility	Torill Knutsen	—	73,177
Torill loan facility	Torill Knutsen	98,333	—
$172.5 million loan facility	Dan Cisne, Dan Sabia	86,739	91,339
Ingrid loan facility	Ingrid Knutsen	57,802	61,085
Raquel loan facility	Raquel Knutsen	65,799	68,414
Tordis loan facility	Tordis Knutsen	88,521	91,051
Vigdis loan facility	Vigdis Knutsen	89,786	92,316
Lena loan facility	Lena Knutsen	88,200	90,650
Brasil loan facility	Brasil Knutsen	66,485	69,000
Anna loan facility	Anna Knutsen	72,392
$25 million revolving credit facility		25,000	25,000

Total long-term debt		1,117,045	1,033,330

Less: current installments		82,823	95,176
Less: unamortized deferred loan issuance costs		2,617	2,191

Current portion of long-term debt		80,206	92,985

Amounts due after one year		1,034,222	938,154
Less: unamortized deferred loan issuance costs		5,169	4,524

Long-term debt, less current installments and unamortized deferred loan issuance costs		$1,029,053	$933,630

The Partnership’s outstanding debt of $1,117.0 million as of June 30, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2018 (1)	$41,362	$18,427
2019 (2)	71,903	284,678
2020	61,083	—
2021	61,683	70,811
2022	46,347	236,509
2023 and thereafter	62,341	161,901

Total	$344,719	$772,326

(1)

Although $18.4 million of the $77.5 million loan facility financing Ingrid Knutsen is due to mature in December 2018, the Partnership has classified $18.4 million of the loan facility as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction discussed under Note 18—Subsequent Events.

(2)

Although $141.4 million of the $220 million loan facility and $22 million of the $35 million revolving credit facility financing Windsor Knutsen, Carmen Knutsen and Bodil Knutsen is due to mature in June 2019, the Partnership has classified $163.4 million of such facilities as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction discussed under Note 18—Subsequent Events. In addition $96.3 million of the $140 million loan facility financing Fortaleza Knutsen and Recife Knutsen is due to mature in June 2019, the Partnership has classified $96.3 million of such facilities as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction discussed under Note 18—Subsequent Events.

As of June 30, 2018, the interest rates on the Partnership’s loan agreements (other than tranche two of the Ingrid loan facility) were LIBOR plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $39.4 million which is tranche two of the Ingrid loan facility, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility is repayable in twenty-four (24) consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility refinanced a $73.2 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018.

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). As of the time of the acquisition of the Anna Knutsen on March 1, 2018, the aggregate amount outstanding under the facility was $74.4 million. The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

12) Related Party Transactions

(a) Related Parties

Net expenses (income) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2018 and 2017 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	2018	2017
Statements of operations:
Other income:
Guarantee income from KNOT (1)	$94	$593	$749	$687
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (2)	1,509	1,079	3,019	2,028
General and administrative expenses:
Administration fee from KNOT Management (3)	449	430	812	783
Administration fee from KOAS (3)	148	111	290	223
Administration fee from KOAS UK (3)	30	31	60	62
Administration and management fee from KNOT (4)	41	52	80	94
Finance income (expense):
Interest expense charged from KNOT (5)	—	—	—	52

Total	$2,083	$1,110	$3,512	$2,555

(U.S. Dollars in thousands)	At June 30, 2018	At December 31, 2017
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (6)	$128	$89

Drydocking supervision fee from KOAS (6)	—	8

Total	$128	$97

(1)

Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018). In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018. The Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading on May 24, 2017 and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident. The reimbursement from KNOT for lost charter hire is accounted for as guarantee income. See Note 12(b)—Related Party Transactions—Guarantees and Indemnifications.

(2)

Technical and operational management fee from KNOT Management to Vessels: KNOT Management provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(3)

Administration fee from KNOT Management and Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”) : Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.

(4)

Administration and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

(5)	Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.
(6)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Windsor Knutsen and the Bodil Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018).

In April 2014, the Partnership was notified that Shell would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the new Shell time charter commenced in October, 2015. The new Shell charter has a hire rate that is lower than the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018.

On June 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operate the Vigdis Knutsen. Shortly before the closing of the acquisition and on May 24, 2017, the Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident.

Under the Omnibus Agreement, KNOT agreed to indemnify the Partnership until April 15, 2018 (or for a period of at least three years after the purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable), against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

(c) Transactions with Management and Directors

See the footnotes to Note 12(a)—Related Party Transactions for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2018	At December 31, 2017
Balance Sheet:
Trading balances due from KOAS	$232	$24
Trading balances due from KNOT and affiliates	1,149	547

Amount due from related parties	$1,381	$571

Trading balances due to KOAS	$354	$898
Trading balances due to KNOT and affiliates	1,412	4,552

Amount due to related parties	$1,766	$5,450

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2018	At December 31, 2017
Balance Sheet:
Trading balances due to KOAS	$660	$864
Trading balances due to KNOT and affiliates	624	548

Trade accounts payables to related parties	$1,284	$1,412

(f) Acquisitions from KNOT

On March 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS, the company that owns and operates the Tordis Knutsen. This acquisition was accounted for as an acquisition of a business.

On June 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operates the Vigdis Knutsen. This acquisition was accounted for as an acquisition of a business.

On September 30, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS, the company that owns and operates the Lena Knutsen. This acquisition was accounted for as an acquisition of a business.

On December 15, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 32 AS, the company that owns and operates the Brasil Knutsen. This acquisition was accounted for as an acquisition of a business.

On March 1, 2018, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 30 AS, the company that owns and operates the Anna Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 15—Acquisitions.

13) Commitments and Contingencies

Assets Pledged

As of June 30, 2018 and December 31, 2017, Vessels with a book value of $ 1,803 million and $1,723 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 6—Derivative Instruments and Note 11—Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

14) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands, except per unit data)	2018	2017	2018	2017
Net income	$21,681	$16,915	$52,405	$28,344
Less: Series A Preferred unitholders’ interest in net income	1,800	1,009	3,600	1,653

Net income attributable to the unitholders of KNOT Offshore Partners LP	19,881	15,906	48,805	26,691

Less: Distributions (2)	18,034	16,379	36,068	32,758

Under (over) distributed earnings	1,847	(473)	12,737	(6,067)

Under (over) distributed earnings attributable to:
Common unitholders (3)	1,813	(464)	12,502	(5,955)
General Partner	34	(9)	235	(112)
Weighted average units outstanding (basic) (in thousands):
Common units	32,694	29,694	32,694	29,570
General Partner units	615	559	615	559
Weighted average units outstanding (diluted) (in thousands):
Common units	36,355	31,798	36,360	31,296
General Partner units	615	559	615	559
Earnings per unit (basic)
Common units	$0.597	$0.526	$1.465	$0.886
General Partner units	0.597	0.526	1.465	0.882
Earnings per unit (diluted):
Common units	$0.585	$0.522	$1.415	$0.886
General Partner units	0.597	0.526	1.465	0.882
Cash distributions declared and paid in the period per unit (4)	0.520	0.520	1.040	1.040
Subsequent event: Cash distributions Declared and paid per unit relating to the period (5)	0.520	0.520	1.040	0.520

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)

This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended June 30, 2018 and 2017 of $0.7 million and of $0.6 million, respectively, and for the six months ended June 30, 2018 and 2017 of $1.4 million and of $1.3 million, respectively.

(3)

This includes the net income attributable to the IDR holder. The net income attributable to IDRs for the three months ended June 30, 2018 and 2017 was $0.7 million and $0.6 million, respectively, and for the six months ended June 30, 2018 and 2017 was $1.4 million and $1.3 million, respectively.

(4)	Refers to cash distributions declared and paid during the period.
(5)	Refers to cash distributions declared and paid subsequent to the period end.

As of June 30, 2018, the Partnership had 32,694,094 common units outstanding, of which 24,036,226 are held by the public and 8,567,500 are held by KNOT. In addition, KNOT, through its ownership of the General Partner, held 615,117 general partner units and 90,368 common units. The Partnership also has 3,750,000 Series A Convertible Preferred Units (the “Series A Preferred Units”) outstanding.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of the Series A Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

15) Acquisitions

In March 2017, June 2017, September 2017, December 2017 and March 2018, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen the Brasil Knutsen and the Anna Knutsen, respectively.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017	Final Vigdis Knutsen June 1, 2017		Final Tordis Knutsen March 1, 2017
Purchase consideration (1)	$ 19,913	$5,764	$33,235		$31,759	$32,983

Less: Fair value of net assets acquired:
Vessels and equipment (2)	120,274	96,000	142,457		145,772	145,754
Intangibles: Above market time charter	—	—	—		1,458	1,468
Cash	4,537	5,217	470		3,438	609
Inventories	257	146	243		190	129
Derivative assets	1,839	—	1,729		226	1,377
Others current assets	111	125	193		128	1,348
Amounts due from related parties	520	2	23,599		18,374	20,834
Long-term debt	(84,217)	(59,000)	(111,068)		(114,411)	(114,411)
Long-term debt from related parties	(22,535)	—	(22,706)		(22,703)	(22,960)
Deferred debt issuance	1,228	618	867		928	795
Trade accounts payable	(971)	(154)	(256)		(187)	(106)
Accrued expenses	(1,013)	(1,185)	(224)		(1,082)	(503)
Prepaid charter and deferred revenue	—	—	(1,758)		—	—
Amounts due to related parties	(117)	(36,005)	(186)		(372)	(1,351)
Income tax payable	—	—	(125)		—	—

Subtotal	19,913	5,764	33,235	#	31,759	32,983

Difference between the purchase price and fair value of net assets acquired	—	—	—		—	—
Goodwill	—	—	—		—	—
Difference between the purchase price and allocated values	$—	$—	$—		$—	$—

(1) The purchase price is comprised of the following:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017
Cash consideration paid to KNOT (from KNOT)	$14,637	$2,383	$33,343	$28,109	$31,242
Purchase price adjustments	5,276	3,381	(108)	3,650	1,741
Seller’s credit	—	—	—	—	—
Seller’s loan	—	—	—	—	—
Purchase price	$19,913	$5,764	$33,235	$31,759	$32,983

(2)

Vessel and equipment includes allocation to drydocking for the following vessels (in thousands): Anna Knutsen of $2,329, Brasil Knutsen of $260, Lena Knutsen of $2,741, Vigdis Knutsen of $2,709 and Tordis Knutsen of $2,753.

Anna Knutsen

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns and operates the Anna Knutsen. The purchase price for the vessel was $120.0 million, less $106.8 million of outstanding indebtedness, plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million.

Following of adoption of ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, the Partnership accounted for this acquisition as an acquisition of an asset. The cost of the group of assets acquired in the asset acquisition has been allocated to the individual assets acquired or liabilities assumed based on their relative fair values.

Brasil Knutsen

On December 15, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 32 AS (“KNOT 32”), the company that owns and operates the Brasil Knutsen. The purchase price was $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen, and plus $3.4 million of post-closing adjustments for working capital. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 3,000,000 common units which closed on November 9, 2017. See Note 16—Equity Offerings and Sale of Series A Preferred Units. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Brasil Knutsen business contributed revenues of $0.7 million and net income of $0.3 million to the Partnership for the period from December 15, 2017 to December 31, 2017.

Pro forma financial information

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Brasil Knutsen as if this acquisition had taken place on January 1, 2017. KNOT acquired the Brasil Knutsen from Chevron in July 2017 and the vessel was not operating on any contract at the time KNOT bought the vessel. From July 2017, the Brasil Knutsen operated on short term contracts until it commenced its time charter contract with Galp Sinopec Brazil Services B.V. in November 2017.

(U.S. Dollars in thousands)	Year Ended December 31, 2017
Revenue	$223,220
Net income	64,034

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors.

Lena Knutsen

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns and operates the Lena Knutsen. The purchase price was $142.0 million, less approximately $133.8 million of outstanding indebtedness, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less $0.1 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Lena Knutsen business contributed revenues of $5.2 million and net loss of $0.1 million to the Partnership for the period from September 30, 2017 to December 31, 2017.

Pro forma financial information

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Lena Knutsen as if this acquisition had taken place on January 1, 2017.

(U.S. Dollars in thousands)	Year Ended December 31, 2017
Revenue	$220,904
Net income	62,999

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors as if the acquisition had taken place from the date of delivery of the vessel.

Vigdis Knutsen

On June 1, 2017, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS (“KNOT 25”), the company that owns and operates the Vigdis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Vigdis Knutsen business contributed revenues of $11.8 million and net income of $2.6 million to the Partnership for the period from June 1, 2017 to December 31, 2017.

Pro forma financial information

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Vigdis Knutsen as if this acquisition had taken place on January 1, 2017.

(U.S. Dollars in thousands)	Year Ended December 31, 2017
Revenue	$222,354
Net income	63,225

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

Tordis Knutsen

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns and operates the Tordis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. The cash portion of the purchase price was financed with the proceeds from the Partnership’s sale and issuance of (i) 2,083,333 Series A Preferred Units which closed on February 2, 2017 and (ii) 3,000,000 common units which took place on January 10, 2017. See Note 16—Equity Offerings and Sale of Series A Preferred Units. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Tordis Knutsen business contributed revenues of $17.2 million and net income of $3.2 million to the Partnership for the period from March 1, 2017 to December 31, 2017.

Pro forma financial information

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Tordis Knutsen as if this acquisition had taken place on January 1, 2017.

(U.S. Dollars in thousands)	Year Ended December 31, 2017
Revenue	$221,198
Net income	66,584

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

16) Equity Offerings and Sale of Series A Preferred Units

Equity Offerings

(U.S. Dollars in thousands)	January 2017 Offering	November 2017 Offering		Total 2017 Offering
Gross proceeds received	$56,125	$66,936	(1)	$123,061
Less: Underwriters’ discount	925	660		1,585
Less: Offering expenses	300	230		530

Net proceeds received	$54,900	$66,046		$120,946

(1)	Includes the General Partner’s 1.85% proportional capital contribution.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the related General Partner’s contribution were $66.0 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Brasil Knutsen and to repay $43.5 million of borrowings under the revolving credit facility.

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering. The Partnership’s total net proceeds from the offering were $54.9 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

Sale of Series A Preferred units

(U.S. Dollars in thousands)	February 2017 Series A Preferred Units	June 2017 Series A Preferred Units	Total Series A Preferred Units
Gross proceeds received	$50,000	$40,000	$90,000
Less: Fee	1,000	1,000	2,000
Less: Expenses	386	150	536

Net proceeds received	$48,614	$38,850	$87,464

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit. After deducting fees and expenses, the net proceeds from the sale were $48.6 million. The Partnership used the net proceeds from the sale to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

On June 30, 2017, the Partnership (i) issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit and (ii) amended and restated its Partnership Agreement to make certain amendments to the terms of the Series A Preferred Units, including the 2,083,333 Series A Preferred Units issued on February 2, 2017. After deducting estimated fees and expenses, the net proceeds of the sale were $38.9 million. The Partnership used $30.0 million of the net proceeds to repay the revolving credit facility, which was drawn in connection with acquisition of the Vigdis Knutsen.

17) Unit Activity

The following table shows the movement in the number of common units, general partner units and Series A Preferred Units from December 31, 2016 until June 30, 2018.

(in units)	Common Units	General Partner Units	Convertible Preferred Units
December 31, 2016	27,194,094	558,674	—
January 6, 2017: Public offering	2,500,000	—	—
February 2, 2017: Sale of Series A Preferred Units	—	—	2,083,333
June 30, 2017: Sale of Series A Preferred Units	—	—	1,666,667
November 9, 2017: Public offering	3,000,000	56,443	—
December 31, 2017	32,694,094	615,117	3,750,000
June 30, 2018	32,694,094	615,117	3,750,000

On August 12, 2015, the Board authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership. On August 10, 2016, the Board and the board of directors of the General Partner authorized an extension of the common unit purchase program to August 31, 2017, and on August 9, 2017, the Board and the board of directors of the General Partner authorized a further extension of the program to August 31, 2018. No common units were purchased by the Partnership or the General Partner in 2017 or to date in 2018.

All purchases are made pursuant to a single program and are allocated approximately two-thirds to the Partnership and one-third to the General Partner. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated at any time. Common units repurchased by the Partnership under the program have been cancelled.

18) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 6, 2018, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On July 13, 2018, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019.

On August 3, 2018, the Partnership entered into amended time charter with Eni Trading & Shipping S.p.A. (“Eni”), extending the duration of the Hilda Knutsen time charter for four years and three one-year extension options.

On August 14, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

On September 4, 2018 the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”), entered into new senior secured credit facilities in order to refinance their existing long term bank debt. The senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a balloon payment of $ 177 million due at maturity in September 2023. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bear interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The senior secured credit facilities will refinance the previously existing term loans of $320.0 million and $35 million revolver credit capacity secured by the Vessels which were due to mature between December 2018 and June 2019. Closing of the senior secured credit facilities is anticipated to occur in mid-September 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 45 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2018, we had a modern fleet of sixteen shuttle tankers that operate under charters with major oil and gas companies engaged in offshore production. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Refinancing of Torill Knutsen

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent (the “Torill Facility”). The Torill Facility refinanced a $117 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018. The Torill Facility is repayable in twenty-four (24) consecutive quarterly installments with a balloon payment of $60.0 million due at maturtity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility matures in January 2024.

Anna Knutsen Acquisition

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns the shuttle tanker Anna Knutsen, from KNOT for a purchase price of $120.0 million less $106.8 million of outstanding indebtedness plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen and plus other purchase price adjustments of $5.3 million. On the closing of the acquisition, KNOT 30 repaid $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash.

Cash Distributions

On May 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended March 31, 2018 to all common unitholders of record on May 2, 2018. On May 15, 2018, the Partnership also paid a cash distribution to holders of Series A Convertible Preferred Units (the “Series A Preferred Units”) with respect to the quarter ended March 31, 2018 in an aggregate amount equal to $1.8 million.

On August 14, 2018, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

Extension of Windsor Knutsen Charter

On July 13, 2018, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2019. Following the extension, Shell has four remaining one-year options to extend the time charter until October 2023.

Extension of Hilda Knutsen Charter

On August 3, 2018, the Partnership entered into amended time charter with Eni Trading & Shipping S.p.A. (“Eni”), extending the duration of the Hilda Knutsen time charter for four years. Eni has three one-year options to extend the time charter.

Multi-Vessel Refinancing

On September 4, 2018 the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”), entered into new senior secured credit facilities in order to refinance their existing long term bank debt. The senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a balloon payment of $177 million due at maturity in September 2023. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bear interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The senior secured credit facilities will refinance the previously existing term loan of $320.0 million and $35 million revolver credit capacity secured by the Vessels which was due to mature between December 2018 and June 2019. Closing of the senior secured credit facilities is anticipated to occur in mid-September 2018.

Partnership Matters

On September 4, 2018, the Partnership held its 2018 annual meeting of limited partners at which Edward A. Waryas, Jr. was elected as a Class I director of the Partnership whose term will expire at the 2022 annual meeting of limited partners.

Results of Operations

Three Months Ended June 30, 2018 Compared with the Three Months Ended June 30, 2017

	Three Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	$ Change	% Change
Time charter and bareboat revenues	$69,221	$51,537	$17,684	34%
Loss of hire insurance recoveries	450	2,276	(1,826)	-80%
Other income	94	593	(499)	-84%
Vessel operating expenses	13,974	9,427	4,547	48%
Depreciation	22,332	17,372	4,960	29%
General and administrative expenses	1,350	1,493	(143)	-10%
Interest income	161	44	117	266%
Interest expense	(12,526)	(7,252)	(5,274)	73%
Other finance expense	(288)	(328)	40	-12%
Realized and unrealized gain (loss) on derivative instruments	1,968	(1,536)	3,504	-228%
Net gain (loss) on foreign currency transactions	260	(124)	384	-310%
Income tax benefit (expense)	(3)	(3)	—	0%
Net income	21,681	16,915	4,766	28%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $17.7 million to $69.2 million for the three months ended June 30, 2018 compared to $51.5 million for the three months ended June 30, 2017. The increase was mainly due to increased time charter revenues from the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively, and increased revenue from the Raquel Knutsen, which was offhire for 15 days in the second quarter of 2017.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2018 were $0.5 million compared to $2.3 million for the three months ended June 30, 2017. The loss of hire insurance recoveries in the three months ended June 30, 2018 were related to a technical default with Carmen Knutsen’s controllable pitch propeller which was found when the vessel undertook her 5-years special survey drydocking during the fourth quarter of 2017. As a result, the vessel went to a different yard to complete the repair. Repairs were completed, and the vessel was back on hire on January 1, 2018. The loss of hire insurance recoveries in the three months ended June 30, 2017 were related to a technical default with Raquel Knutsen’ s propeller hub. The Raquel Knutsen was offhire from February 22, 2017 to May 15, 2017. Under our loss of hire polices, our insurer will pay us the hire rate under the time-charter in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Other income: Other income for the three months ended June 30, 2017 was $0.1 million compared to $0.6 million for the three months ended June 30, 2017. $0.2 million of the decrease relates to the KNOT guarantee income regarding the Windsor Knutsen, which expired April 15, 2018 and $0.3 million of the decrease relates to guarantee income from KNOT due to offhire and repairs for the Vigdis Knutsen in the second quarter of 2017.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2018 were $14.0 million, an increase of $4.6 million from $9.4 million in the three months ended June 30, 2017. The increase is mainly attributable to the increase of $5.6 million due to the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively. The increase was partially offset by a $2.2 million in received insurance recoveries in the three months ended June 30, 2018 in connection with the propeller repairs of the Carmen Knutsen.

Depreciation: Depreciation expense for the three months ended June 30, 2018 was $22.3 million, an increase of $4.9 million from $17.4 million in the three months ended June 30, 2017. This increase was mainly due to the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2018 were $1.4 million, compared to $1.5 million for the same period in 2017.

Interest income: Interest income for the three months ended June 30, 2018 was $161,000, compared to $44,000 for the three months ended June 30, 2017.

Interest expense: Interest expense for the three months ended June 30, 2018 was $12.5 million, an increase of $5.2 million from $7.3 million for the three months ended June 30, 2017. The increase was mainly due to additional debt incurred in connection with the acquisitions of the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, increased leverage as a result of refinancing of the Hilda Knutsen and Torill Knutsen and higher LIBOR during the three months ended June 30, 2018 compared to the three months ended June 30, 2017.

Other finance expense: Other finance expense was $0.3 million for the three months ended June 30, 2017 and 2018. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended June 30, 2018 was $2.0 million, compared to a loss of $1.5 million for the three months ended June 30, 2017, as set forth in the table below:

	Three Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	$ Change
Realized gain (loss):
Interest rate swap contracts	$57	$(938)	$995
Foreign exchange forward contracts	134	(97)	231

Total realized gain (loss):	191	(1,035)	1,226

Unrealized gain (loss):
Interest rate swap contracts	2,995	(1,334)	4,329
Foreign exchange forward contracts	(1,218)	833	(2,051)

Total unrealized gain (loss):	1,777	(501)	2,278

Total realized and unrealized gain (loss) on derivative instruments:	$1,968	$(1,536)	$3,504

As of June 30, 2018, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $539.5 million and the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.09 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. Of the unrealized gain for the three months ended June 30, 2018, $3.0 million related to mark-to-market gains on interest rate swaps and an unrealized loss of $1.2 million related to foreign exchange. The unrealized gains in the three months ended June 30, 2018 were as a result of an increase in the US swap rate.

Net loss on foreign currency transactions: Net gain on foreign currency transactions for the three months ended June 30, 2018 was $0.3 million compared to a loss of $0.1 million for the three months ended June 30, 2017.

Income tax (expense): Income tax expense for the three months ended June 30, 2018 and 2017 remained consistent at $3,000.

Net income: As a result of the foregoing, we earned net income of $21.7 million for the three months ended June 30, 2018 compared to net income of $16.9 million for the three months ended June 30,2017.

Six Months Ended June 30, 2018 Compared with the Six Months Ended June 30, 2017

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	$ Change	% Change
Time charter and bareboat revenues	$136,608	$95,284	$41,324	43%
Loss of hire insurance recoveries	450	3,426	(2,976)	-87%
Other income	750	687	63	9%
Vessel operating expenses	27,221	19,709	7,512	38%
Depreciation	43,906	33,125	10,781	33%
General and administrative expenses	2,695	2,962	(267)	-9%
Interest income	296	80	216	270%
Interest expense	(23,119)	(13,466)	(9,653)	72%
Other finance expense	(626)	(630)	4	-1%
Realized and unrealized gain (loss) on derivative instruments	11,944	(1,017)	12,961	1,274%
Net gain (loss) on foreign currency transactions	(70)	(218)	148	-68%
Income tax benefit (expense)	(6)	(6)	—	0%
Net income	52,405	28,344	24,061	85%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $41.3 million to $136.6 million for the six months ended June 30, 2018 compared to $95.3 million for the six months ended June 30, 2017. This was principally due to (i) increased revenues from the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from March 1, 2017, June 1, 2017, September 30, 2017, December 15, 2018 and March 1, 2018, respectively, (ii) full earnings from the Windsor Knutsen during the six months ended June 30, 2018 compared to reduced earnings due to planned drydocking in the six months ended June 30, 2017 and (iii) increased earnings for the Raquel Knutsen during the six months ended June 30, 2018 compared to reduced earnings due to technical off hire in the six months ended June 30, 2017.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2018 were $0.5 million compared to $3.4 million for the six months ended June 30, 2017. The loss of hire insurance recoveries in the six months ended June 30, 2018 were related to a technical default with Carmen Knutsen’s controllable pitch propeller. The loss of hire insurance recoveries in the six months ended June 30, 2017 were related to a technical default with Raquel Knutsen’ s propeller hub.

Other income: Other income for the six months ended June 30, 2018 was $0.8 million compared to $0.7 million for the six months ended June 30, 2017. The increase was primarily due to an increase of guarantee income from KNOT related to the Windsor Knutsen, as the vessel undertook her planned drydocking in the six months ended June 30, 2017. The increase was partly offset by the reimbursement for repairs and lost hire from KNOT for the Vigdis Knutsen due to the hull damage incident in June 2017.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2018 were $27.2 million, an increase of $7.5 million from $19.7 million in the six months ended June 30, 2017. The increase was primarily due to (i) an increase of $9.3 million from the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from March 1, 2017, June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively, and (ii) an increase of $0.8 million related to bunkers consumption in connection with the drydocking of the Brasil Knutsen in the six months ended June 30, 2018. The increase was partially offset by $0.6 million related to bunkers consumption in connection with the drydocking of the Windsor Knutsen in the six months ended June 30, 2017 and by $2.3 million received insurance recovery in connection with the propeller repairs of the Carmen Knutsen in the six months ended June 30, 2018.

Depreciation: Depreciation expense for the six months ended was $43.9 million, an increase of $10.8 million from $33.1 million in the six months ended June 30, 2017. This increase was mainly due to the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from March 1, 2017, June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2018 were $2.7 million, compared to $3.0 million for the same period in 2017. The decrease is mainly due to lower activity during the six months ended June 30, 2018 compared to the same period last year.

Interest income: Interest income for the six months ended June 30, 2018 was $0.3 million, compared to $0.1 million for the six months ended June 30, 2017.

Interest expense: Interest expense for the six months ended June 30, 2018 was $23.1 million, an increase of $9.6 million from $13.5 million in the six months ended June 30, 2017. The increase was mainly due to additional debt incurred in connection with the acquisitions of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, increased leverage as a result of the refinancing of the Hilda Knutsen and the Torill Knutsen and higher LIBOR during the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Other finance expense: Other finance expense was $0.6 million for the six months ended June 30, 2018 and June 30, 2017. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the six months ended June 30, 2018 was $11.9 million, compared to a loss of $1.0 million for the six months ended June 30, 2017 as set forth in the table below:

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017	$ Change
Realized gain (loss):
Interest rate swap contracts	$(247)	$(1,607)	$1,360
Foreign exchange forward contracts	1,239	(166)	1,405

Total realized gain (loss):	992	(1,773)	2,765

Unrealized gain (loss):
Interest rate swap contracts	11,942	(275)	12,217
Foreign exchange forward contracts	(990)	1,031	(2,021)

Total unrealized gain (loss):	10,952	756	10,196

Total realized and unrealized gain (loss) on derivative instruments:	$11,944	$(1,017)	$12,961

The increase in net realized and unrealized gain on derivative instruments was mainly due to an increased US swap interest rate.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2018 was $0.1 million, compared to $0.2 million loss for the six months ended June 30, 2017.

Income tax expense: Income tax expense for the six months ended June 30, 2018 and 2017 was $6,000.

Net income: As a result of the foregoing, we earned net income of $52.4 million for the six months ended June 30, 2018 compared to net income of $28.3 million for the six months ended June 30, 2017.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Norwegian kroner (“NOK”), British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes. We expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $29.4 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of June 30, 2018 between 2018 and 2022. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of June 30, 2018, the Partnership had available liquidity of $58.1 million, which consisted of cash and cash equivalents of $45.1 million and an undrawn revolving credit facility of $13.0 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2018, the Partnership’s net current liabilities were $50.1 million. Included in current liabilities are $80.2 million short term loan obligations that mature before June 30, 2019 and are therefore, presented as current debt.

As described above under “Recent Developments—Multi-Vessel Refinancing”, on September 4, 2018 the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”), entered into new senior secured credit facilities in order to refinance their existing long term bank debt. The senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility. The senior secured credit facilities will refinance the previously existing term loans of $320.0 million and $35 million revolver credit capacity secured by the Vessels which were due to mature between December 2018 and June 2019.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities are sufficient to meet working capital requirements for its current business for at least the next twelve months. The Partnership’s liquidity is further strengthened due to the multi-vessel refinancing described above.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2018 Compared with the Six Months Ended June 30, 2017

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2018	2017
Net cash provided by (used in) operating activities	$78,234	$98,021
Net cash provided by (used in) investing activities	(15,386)	(60,875)
Net cash provided by (used in) financing activities	(63,823)	(344)
Effect of exchange rate changes on cash	(44)	35
Net increase in cash and cash equivalents	(1,019)	36,837
Cash and cash equivalents at the beginning of the period	46,104	27,664
Cash and cash equivalents at the end of the period	45,085	64,501

Net cash provided by operating activities

Net cash provided by operating activities decreased by $19.8 million to $78.2 million in the six months ended June 30, 2018 compared to $98.0 million in the six months ended June 30, 2017. This was primarily due to a decrease of working capital mainly as a result of decrease in amounts due from related parties and an increase in unrealized loss on derivative instruments. The decrease was partially offset by higher earnings from the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the results of operations from March 1, 2017, June 1, 2017, September 30, 2017, December 15, 2017 and March 1, 2018, respectively.

Net cash used in investing activities

Net cash used in investing activities was $15.4 million in the six months ended June 30, 2018 compared to $60.9 million in the six months ended June 30, 2017. Net cash used in investing activities for the six months ended June 30, 2018 has decreased compared to the six months ended June 30, 2017 due to fewer vessel acquisitions in 2018.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2018 of $63.8 million mainly related to the following:

•	Proceeds of $100 million from the refinancing of the Torill Knutsen; and

•	Proceeds from drawdowns under the two revolving credit facilities of $45.5 million.

This was offset by the following:

•	Repayment of long-term debt of $146.0 million, of which $73.2 million was repaid in connection with refinancing of the Torill Knutsen;

•	Repayment of long-term debt from related parties of $22.5 million; and

•	Payment of cash distributions of $39.7 million.

Net cash used in financing activities during the six months ended June 30, 2017 of $0.3 million mainly related to the following:

•	The net proceeds from a public offering of common units in January 2017 of $54.9 million;

•	The net proceeds from issuance of Series A Preferred Units of $87.4 million;

•	Proceeds of $100.0 million from the refinancing of the Hilda Knutsen; and

•	Proceeds from drawdowns under our revolving credit facility of $30.0 million.

This was offset by the following;

•	Repayment of long-term debt of $167.5 million, of which $75.6 million was repaid in connection with refinancing of the Hilda Knutsen;

•	Repayment of long-term debt from related parties of $70.7 million; and

•	Payment of cash distributions of $33.4 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2018, and December 31, 2017, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2018	December 31, 2017
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$157,142	$165,000
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	22,000	—
Fortaleza and Recife loan facility	Fortaleza Knutsen & Recife Knutsen	105,000	109,375
Hilda loan facility	Hilda Knutsen	93,846	96,923
$117 million loan facility	Torill Knutsen	—	73,177
Torill loan facility	Torill Knutsen	98,333	—
$172.5 million loan facility	Dan Cisne, Dan Sabia	86,739	91,339
Ingrid loan facility	Ingrid Knutsen	57,802	61,085
Raquel loan facility	Raquel Knutsen	65,799	68,414
Tordis loan facility	Tordis Knutsen	88,521	91,051
Vigdis loan facility	Vigdis Knutsen	89,786	92,316
Lena loan facility	Lena Knutsen	88,200	90,650
Brasil loan facility	Brasil Knutsen	66,485	69,000
Anna loan facility	Anna Knutsen	72,392
$25 million revolving credit facility		25,000	25,000

Total long-term debt		1,117,045	1,033,330

Less: current installments		82,823	95,176

Less: unamortized deferred loan issuance costs		2,617	2,191

Current portion of long-term debt		80,206	92,985

Amounts due after one year		1,034,222	938,154
Less: unamortized deferred loan issuance costs		5,169	4,524

Long-term debt, less current installments and unamortized deferred loan issuance costs		$1,029,053	$933,630

The Partnership’s outstanding debt of $1,117.0 million as of June 30, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2018 (1)	$41,362	$18,427
2019 (2)	71,903	284,678
2020	61,083	—
2021	61,683	70,811
2022	46,347	236,509
2023 and thereafter	62,341	161,901

Total	$344,719	$772,326

(1)

Although $18.4 million of the $77.5 million loan facility financing Ingrid Knutsen is due to mature in December 2018, the Partnership has classified $18.4 million of the loan facility as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction.

(2)

Although $141.4 million of the $220 million loan facility and $22 million of the $35 million revolving credit facility financing Windsor Knutsen, Carmen Knutsen and Bodil Knutsen is due to mature in June 2019, the Partnership has classified $163.4 million of such loan facilities as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction. In addition $96.3 million of the $140 million loan facility financing Fortaleza Knutsen and Recife Knutsen is due to mature in June 2019, the Partnership has classified $96.3 million of such loan facilities as long-term debt on the face of the consolidated balance sheet as a result of the September 2018 refinancing transaction.

As of June 30, 2018, the interest rates on our loan agreements (other than tranche two of the Ingrid loan facility) were LIBOR plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $39.4 million, which is tranche two of the Ingrid loan facility, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”). The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of June 30, 2018, $20 million had been drawn under the Revolving Credit Facility. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility included a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. As June 30, 2018, $2.0 million had been drawn under the new revolving credit facility.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Amended Senior Secured Loan Facility contains the following financial covenants:

•

The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital of the borrowers and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrowers and the guarantors were in compliance with all covenants under this facility.

Fortaleza and Recife Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “Fortaleza and Recife Facility”). The Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The Fortaleza and Recife Facility contains the following financial covenants:

•

The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “Hilda Facility”). The Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The Hilda Facility is repayable in 28 consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

On January 30, 2018, Knutsen Shuttle Tankers 15 AS closed a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia , as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne , in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

•

Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrowers and the guarantor were in compliance with all covenants under this facility.

Ingrid Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $19.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%.

Tranche two is an export credit loan of $42.0 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Raquel Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

•

Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). At the time of the acquisition of the Vigdis Knutsen on June 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

•

Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

•

Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $41.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

•	Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Anna Facility contains the following financial covenants:

•	Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•

Minimum liquidity of the Partnership of $23 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility

On August 31, 2017, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2018, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $493.0 million based on total interest bearing debt outstanding of $1,117.0 million, less interest rate swaps of $539.5 million, less a 3.85% fixed rate export credit loan of $39.4 million and less cash and cash equivalents of $45.1 million. Our interest rate swap contracts mature between August 2018 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.82%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of June 30, 2018, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 202.1 million. We do not apply hedge accounting for derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2018:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt	$1,117,045	$360,929	$147,065	$403,909	$205,142
Interest commitments on long-term debt (1)	147,742	45,941	58,771	34,837	8,193
Interest rate swaps (2)	(5,741)	(842)	(371)	(1,352)	(3,176)
Total	$1,259,046	$406,028	$205,465	$437,394	$210,159

(1)	The interest commitments on long-term debt have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2018, plus the applicable margin for all periods presented.
(2)

We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2018.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidated financial statements included in our 2017 20-F filed with the Securities and Exchange Commission (“SEC”).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange rate and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign currency exchange rate risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risk

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions that yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2018, we were party to interest rate swap contracts with a combined notional amount of approximately $539.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.38% per annum and 2.49% per annum for all periods. The interest rate swap contracts mature between August 2018 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of June 30, 2018 are as follows:

	June 30, 2018
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$539,532	$23,455

As of June 30, 2018, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $493.0 million, based on our total interest bearing debt of approximately $1,117.0 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $539.5 million, less a 3.85% fixed rate export credit loan of $39.4 million and less cash and cash equivalents of $45.1 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $4.9 million on an annual basis as of June 30, 2018.

Foreign Currency Exchange Rate Risk

We and our subsidiaries have the U.S. Dollar as our functional and reporting currency, because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies, and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•

the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Net loss on foreign currency transactions;” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of June 30, 2018, we had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against NOK at an average exchange rate of NOK 8.09 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2018, and December 31, 2017, seven and six customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership—Business Overview—Risk of Loss, Insurance and Risk Management” in our 2017 20-F.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of our ability to make or increase distributions on our common units and to make distributions on the Series A Preferred Units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions.

•	our anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major users of shuttle tonnage;

•	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from KNOT in the future;

•	our continued ability to enter into long-term charters, which we define as charters of five years or more;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of our vessels;

•	our ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•

the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and fees and expenses payable under the technical management agreements, management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2017 Form 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Description

4.1	Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS, as borrowers, and the other parties thereto.

101

The following financial information from KNOT Offshore Partners LP’s Report on Form 6-K for the quarter ended June 30, 2018 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2018 and 2017;

(ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2018 and 2017;

(iii) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017;

(iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the Six Months Ended June 30, 2018 and the Year Ended December 31, 2017;

(v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2017; and

(vi) Notes to Unaudited Condensed Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 4, 2018	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer